Mail Stop 7010


      	December 19, 2005


Via U.S. mail and facsimile (604) 269-6623

Mr. Yan Liu
President
Toro Ventures Inc.
2498 West 41st Ave., Suite 232
Vancouver, British Columbia
Canada V6M 2A7

Re:	Toro Ventures Inc.
Amendment No. 4 to Registration Statement on Form SB-2
Filed December 6, 2005
File No. 333-127520

Dear Mr. Liu:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please review Form SB-2 and revise your filing to confirm to the format provided in Form SB-2. For example, your registration cover page should be centered, your prospectus cover page should not exceed one page and the financial statements should be presented in a manner that is clear and understandable to readers.

Selected Financial Data

2. Please include income statement information for the most recent audited period of April 11, 2005 to June 30, 2005 as well as the quarter ended September 30, 2005 which are included in the filing. The income statement information for each period should be shown separately. You should also disclose balance sheet information as of
June 30, 2005 and September 30, 2005. Please clearly indicate which periods have been audited and which are unaudited.

Statement of Operations

3. Please amend your filing to clearly indicate in the heading of your statement of operations that the period covered is the period of inception to June 30, 2005, not July 31, 2005.

Summary of Significant Accounting Policies - Foreign Currency
Translation

4. Your disclosure indicates that monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars; however, your financial statements are denominated in U. S.
Dollars. Please revise your disclosure to appropriately indicate that foreign currencies are translated into U.S. Dollars.

Summary of Significant Accounting Policies - Fair Value of
Financial
Instruments

5. Your disclosure indicates that you have receivables, advances receivable and property obligations payable; however, your financial statements and notes thereto do no indicate that you have these items. Please remove those items from your disclosure if they are not applicable to your financial statements or tell us why you believe that this disclosure is accurate.


Financial Statements, as at September 30, 2005 and June 30, 2005

6. Please amend your filing to include an inception to date column in your period ended September 30, 2005 interim statement of operations and cash flow statements as required by paragraphs 11 b. and 11 c. of
SFAS 7.

7. Your June 30 and September 30, 2005 balance sheets include two line items titled, "accounts payable and accrued liabilities." It appears to us that the two items do not add up to your total accounts payable and accrued liabilities. Please remove the extra line item and ensure that your accounts payable and accrued liabilities equal the subtotal.


*	*	*	*
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of its registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Melinda Hooker, Staff Accountant, at (202)
551-
3732 or, in his absence, John Cash, Accounting Branch Chief, at
(202)
551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708, or in her absence, me at
(202) 551-3760 with any other questions.

Sincerely,



Pamela A. Long
      Assistant Director
??

??

??

??

Mr. Yan Liu
Toro Ventures Inc.
December 19, 2005
Page 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE